ROBERT BRANTL, ESQ.
52 Mulligan Lane
Irvington, NY 10533
914-693-3026
914-693-1807 (fax)

                                                                                                         October 29, 2008

Via EDGAR
Tia Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

  Re:        China Stationery and Office Supply, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 20, 2008
File No. 000-49819

Dear Ms. Jenkins:

I am legal counsel to China Stationery and Office Supply, Inc. (“China Stationery”).  I am writing in response to your letter dated August 4, 2008 to Wei Chenghui, the Chief Executive Officer of China Stationery.

Although China Stationery is a Delaware corporation, its offices, operations, and all of its management are located in the People’s Republic of China.  Upon receipt of your August 4 letter, management of China Stationery realized that they lacked the necessary internal accounting competence to adequately respond to the issues raised in your letter.  This situation was compounded by the fact that Comments “1,”  “2” and “4” in your letter pertain primarily to the accounting for transactions that occurred while China Stationery’s independent accountant was Patrizio & Zhao, LLC.  China Stationery dismissed Patrizio & Zhao, LLC in March of this year, and so cannot at this time avail itself of expert assistance by Patrizio & Zhao, LLC.

In light of this situation, the current auditor, Pearl Liu, undertook to assist China Stationery in responding to the Staff’s comments.  The nature of Ms. Liu’s undertaking was described in her letter to you dated October 13, 2008.  Ms. Liu’s undertaking, however, was more gracious than wise.  When Ms. Liu and I and management of China Stationery reviewed what she had undertaken to do, we all realized that she had put her independence at risk.  By mutual agreement, therefore, Pearl Liu will be involved in responding to the Staff’s comments only to the extent that changes to China Stationery’s financial statements in response to the comments may require that Ms. Liu update her audit of the 2007 statements or revisit her review of the 2008 interim statements.

In order to provide adequate responses to the Staff’s comments, China Stationery has engaged Rosenberg Rich Baker Berman & Co, CPAs of Bridgewater, New Jersey.  Howard Condo, a partner in that firm, has reviewed the Staff’s comments with China Stationery’s accounting staff.  He has advised me that he believes China Stationery can provide complete responses to the Staff’s comments on or before November 17, 2008.

Sincerely,

/s/ Robert Brantl

Robert Brantl